Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
RESTRICTED STOCK AWARD: EXECUTIVE DIRECTOR
London, United Kingdom, 28 August 2009 — Randgold Resources Limited announces that 36,000 restricted shares were awarded to Mr G P Shuttleworth in accordance with the terms of his contract of employment, the price of the restricted stock calculation for Mr Shuttleworth was the Nasdaq Global Select Market closing price on 29 June 2007, being US$22.19. The vesting period for the restricted shares awarded to Mr Shuttleworth was a third on 1 July 2008, the second third on 1 July 2009 and the final third on 1 July 2010. As Mr Shuttleworth met the performance criteria, the second tranche of restricted shares has vested.
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com